UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of May 2026

Commission File No.: 001-41824

Kolibri Global Energy Inc.

(Translation of registrant’s name into English)

925 Broadbeck Drive, Suite 220

Thousand Oaks, CA 91320

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

THE INFORMATION IN THIS FORM 6-K, INCLUDING EXHIBIT 99.1 AND EXHIBIT 99.2, EACH INCLUDED WITH THIS REPORT (EXCLUDING EXHIBITS 99.3, 99.4 AND 99.5), IS HEREBY INCORPORATED BY REFERENCE TO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-10, AS AMENDED (REGISTRATION NO. 333-288298) AND FORM S-8 (REGISTRATION NOS. 333-279955 AND 333-295444) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit	Description
99.1	Condensed Consolidated Unaudited Interim Financial Statements for the three months ended March 31, 2026
99.2	Management’s Discussion and Analysis for the three months ended March 31, 2026
99.3	Certification of Interim Filings (Form 52-109F2) – Chief Executive Officer
99.4	Certification of Interim Filings (Form 52-109F2) – Chief Financial Officer
99.5	Press Release dated May 14, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kolibri Global Energy Inc.

Date: May 14, 2026	By:	/s/ Gary Johnson
	Name:	Gary Johnson
	Title:	Chief Financial Officer